MANUALLY SIGNED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



03025846

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934


RECD S.E.C.
JUN 3 0 2003
1086

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]**

For the fiscal year ended December 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**

For the transition period from ________ to ________

Commission file number: 33-97450

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Park View Federal Savings Bank Salary Savings Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PVF Capital Corp.
30000 Aurora Road
Solon, Ohio 44139

REQUIRED INFORMATION

Audited Financial Statements of Park View Federal Savings Bank Salary Savings Plan and Trust

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST

FINANCIAL STATEMENTS
December 31, 2002 and 2001

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST
Solon, Ohio

FINANCIAL STATEMENTS
December 31, 2002 and 2001

CONTENTS



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Plan Administrator
Park View Federal Savings Bank
Salary Savings Plan and Trust
Solon, Ohio

We have audited the accompanying statements of net assets available for benefits of Park View Federal Savings Bank Salary Savings Plan and Trust (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Cleveland, Ohio
April 23, 2003

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	2002	2001
ASSETS		
Investments (Note 4)	$ 2,632,075	$ 2,152,867
Receivables		
Employer contribution	2,378	1,747
Participant contributions	7,119	5,531
	9,497	7,278
Total assets available for benefits	$ 2,641,572	$ 2,160,145

See accompanying notes to financial statements.

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2002

Additions to net assets attributed to:	
Investment income	
Net appreciation in fair value of investments (Note 4)	$ 36,785
Interest	12,560
Dividends	43,747
	93,092
Contributions	
Employer	96,984
Participants	
Deferrals	319,292
Rollover	9,901
	426,177
Total additions	519,269
Deductions from net assets attributed to:	
Benefits paid to participants	37,842
Net increase	481,427
Net assets available for benefits	
Beginning of year	2,160,145
End of year	$ 2,641,572

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Park View Federal Savings Bank Salary Savings Plan and Trust provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering all full-time employees of Park View Federal Savings Bank (the Company), as well as certain part-time employees who have met eligibility requirements. Eligible employees become participants in the Plan beginning the earlier of the first day of the Plan year, the fourth month, seventh month or tenth month of the Plan year, coinciding with or following the date on which the employee meets the eligibility requirements of 1 year of service, or 1,000 hours of service and 18 years of age. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions: Participants may contribute from 1% to 15% of their annual wages before taxes. Contributions are subject to certain Internal Revenue Code (Code) limitations. The Company matches up to 50% of the first 4% contributed by the participant. The Plan also permits the Company to make a profit-sharing contribution at its discretion. All employee and employer contributions are invested per the participant's direction. In 2002, the Company matched 50% of the first 4% contributed by the participant, but did not make a profit sharing contribution.

Participant Accounts: Each participant's account is credited with the participant's contribution, the Employer's contributions and an allocation of Plan earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. A participant becomes 20% vested in the employer matching contribution upon completion of two years of service. Participants become vested in an additional 20% of their account balance each subsequent year until the participant is fully vested upon the completion of the sixth year.

(Continued)

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: Upon termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum distribution or annual installments. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. If the terminated employee's account balance is not greater than $5,000, it is automatically distributed to the employee as soon as administratively possible.

Forfeitures: Forfeitures represent the nonvested portion of the participant's account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. In the event a terminated employee has had five consecutive one-year breaks in service, the nonvested balance is subject to forfeiture. Forfeitures are used to reduce the Company's future contributions to the Plan. There are no forfeitures for the year ended December 31, 2002.

Withdrawals: In the event of hardship, as defined in the Code and by the provisions of the Plan document, the Plan provides for the withdrawal of all or a portion of the employee deferrals (excluding earnings) subject to the approval of the plan administrator.

Participant Loans: Participant loans are not permitted under the Plan.

Administrative Expenses: Park View Federal Savings Bank pays all administrative expenses.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Accounting Method: The Plan's financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investments: The investments held by the Plan are shown at fair value. Dividends and interest earned by the investment funds are automatically reinvested in each of the separate investment funds. Purchases and sales are recorded on a trade-date basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

(Continued)

Risk and Uncertainties: The Plan provides for various investment options including any combination of mutual funds, common stock of the Company, or certificates of deposit. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their employer contributions.

NOTE 4 - INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

	December 31, 2002	
	Units	Fair Value
PVF Capital Corp. common stock	113,952	$1,430,098
Park View Federal Savings Bank Certificates of Deposit	N/A	382,459
Scudder Total Return Fund	33,567	251,751
Scudder Capital Growth Fund	4,066	131,151

	December 31, 2001	
	Units	Fair Value
PVF Capital Corp. common stock	94,978	$1,054,256
Park View Federal Savings Bank Certificates of Deposit	N/A	224,221
Scudder Technology Fund	8,876	108,637
Scudder Total Return Fund	33,026	300,541
Scudder Capital Growth Fund	3,247	147,982

(Continued)

NOTE 4 - INVESTMENTS (Continued)

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $36,785 as follows:

Mutual funds	$ (223,219)
PVF Capital Corp. common stock	260,004
	$ 36,785

NOTE 5 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan, but who have not yet been paid. Plan assets allocated to these participants were $38,302 at December 31, 2002 and $0 at December 31, 2001.

NOTE 6 - PARTIES-IN-INTEREST

The following parties are related to the Plan as they provide various services to the Plan: Ohio League of Financial Institutions (recordkeeper and trustee), Scudder (custodian for Scudder Investments), Wachovia (custodian for PVF Capital Corp. common stock), and Park View Federal Savings Bank (Plan sponsor and custodian for certificates of deposit). All investments in the Plan are party-in-interest investments.

NOTE 7 - TAX STATUS

Effective January 1, 2002, the plan document was restated for recent law changes. The Plan sponsor adopted the restated version of the Standardized Prototype Plan Document. The Internal Revenue Service has determined and informed the prototype plan sponsor, by a letter dated February 7, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

PARK VIEW FEDERAL SAVINGS BANK
SALARY SAVINGS PLAN AND TRUST
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

Name of Plan Sponsor: Park View Federal Savings Bank
EIN: 13-5565207
Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest collateral, par or maturity value	(d) Cost	(e) Current Value
*	Wachovia	Evergreen Money Market Fund	$ √	$ 102
*	PVF Capital Corp	PVF Capital Corp. common stock	√	1,430,098
*	Park View Federal Savings Bank	Park View Federal Savings Bank Certificate of Deposit, various	√	382,459
*	Scudder Investments	Scudder Technology Fund	√	67,116
*	Scudder Investments	Scudder Total Return Fund	√	251,751
*	Scudder Investments	Scudder Money Market	√	16,806
*	Scudder Investments	Scudder High Yield fund	√	62,948
*	Scudder Investments	Scudder Cash Reserves Fund	√	2,072
*	Scudder Investments	Scudder Blue Chip	√	460
*	Scudder Investments	Scudder Global Discovery Fund	√	77,405
*	Scudder Investments	Scudder-Dreman High Return Fund	√	96,988
*	Scudder Investments	Small Cap Value Fund	√	112,719
*	Scudder Investments	Capital Growth	√	131,151
			$ √	$ 2,632,075

* Party-in-interest

√ All investments are participant directed, therefore, historical cost information is not required.

EXHIBITS

Exhibit 23	Consent of Crowe Chizek and Company LLC
Exhibit 99	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Park View Federal Savings Bank
Salary Savings Plan and Trust
(Name of Plan)

By: Park View Federal Savings Bank, as Plan Administrator



Date: June 26, 2003

By: ______________________
C. Keith Swaney, President

EXHIBIT 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement No. 33-97450 on Form S-8 of PVF Capital Corp. of our report dated April 23, 2003, relating to the statements of net assets available for benefits of the Park View Federal Savings Bank Salary Savings Plan and Trust as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the year ended December 31, 2002, which report appears in this Annual Report on Form 11-K of PVF Capital Corp.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Cleveland, Ohio
June 26, 2003

EXHIBIT 99

Exhibit 99

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 11-K for the year ended December 31, 2002 of the Park View Federal Savings Bank Salary Savings Plan and Trust (the "Report"), the undersigned executive officers of PVF Capital Corp. hereby certify that the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.



By: ____________________________
Name: John R. Male
Title: Chairman of the Board and
Chief Executive Officer



By: ____________________________
Name: C. Keith Swaney
Title: President, Chief Operating
Officer and Treasurer

Date: June 26, 2003